Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Variable Annuity Trust (SEC File Nos. 33-83100(b))

Wells Fargo Advantage Funds®

VT Core Equity Fund – New Shell

WELLS FARGO ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): McCormick, Sanders
Assets: $137M all share classes (as of 12-31-09)
Benchmark: S&P 500 Index
Inception Date: March 1996
Accounting/Performance Survivor: EVG VA Fundamental Large Cap Fund

Fund Share Classes:
Class 1, Class 2

Fund Overview

- Uses a disciplined process that selects companies that are believed to be of high quality and are undervalued.
- Concentrated portfolio in high-conviction names typically between 40 to 60 securities.
- Low turnover strategy with an average investment horizon of four years.
- Uses a flexible definition of core, tilting toward value or growth as deemed appropriate.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT Large Company Core	• VA Fundamental Large Cap	EF	**VT Core Equity** *Wells Capital Management - McCormick, Sanders*

EF Surviving strategy is from *Evergreen Funds*

Fund Information/Considerations	EVG VA Fundamental Large Cap Fund (Surviving Strategy)	WFA VT Large Company Core Fund
Portfolio Manager(s)	McCormick, Sanders	Katz
Assets for All Share Classes (as of 12-31-09)	$127M	$11M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or class 2 shares*	★★★★★ 437 funds in the U.S. Insurance Fund Large Blend category	★ 437 funds in the U.S. Insurance Fund Large Blend category
Inception Date	March 1996	April 1994
Fund Benchmark	S&P 500 Index	S&P 500 Index
Lipper Category	Large Cap Core	Large Cap Core
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	299905208	NA
Class 2	299905695	949756407

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
EVG VA Fundamental Large Cap	2	6.58%	35.75%	-0.59%	3.72%	2.31%	6.85%
WFA VT Large Company Core	NA	5.95%	37.01%	-5.34%	-0.83%	-4.00%	4.51%

*Returns for periods of less than one year are not annualized.

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

Historical performance shown for the Evergreen VA Fundamental Large Cap Fund - Class 2 shares prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

[bold] Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for **Wells Fargo Advantage Funds**. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121008*

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Wells Fargo Advantage Funds®

VT International Equity Fund

WELLS FARGO ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): Claró
Assets: $979M all share classes (as of 12-31-09)
Benchmark: MSCI EAFE Free
Inception Date: August 1998
Accounting/Performance Survivor: EVG VA International Equity Fund

Fund Share Classes:
Class 1, Class 2

Fund Overview

- Francis Claró heads the International Developed Markets Equity team. His team consists of eight additional analysts who specialize by sector. Each analyst will survey the international markets without being constrained by market capitalization or country. The team interacts extensively with the Emerging Markets Equity team.
- The team looks for "Value in Growth and Growth in Value." The "Value in Growth" is a type of "Growth at a Reasonable Price" or (GARP) strategy where the team does not want to overpay for growth opportunities. The "Growth in Value" refers to the team's identification of some catalyst that may unlock the value of a company that is trading at a discount from intrinsic value. It is the identification of these catalysts that is at the heart of the team's research process.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT International Core	• VA International Equity	EF	VT International Equity *Wells Capital Management - Claró*

EF Surviving strategy is from *Evergreen Funds*

Fund Information/Considerations	EVG VA International Equity Fund (Surviving Strategy)	WFA VT International Core Fund
Portfolio Manager(s)	Claró	Claró
Assets for All Share Classes (as of 12-31-09)	$961M	$19M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or Class 2 shares*	★★★ 141 funds in the U.S. Insurance Fund Foreign Large Blend category	★ 141 funds in the U.S. Insurance Fund Foreign Large Blend category
Inception Date	August 1998	July 2000
Fund Benchmark	MSCI EAFE Free	MSCI EAFE Free
Lipper Category	International Core	International Core
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	299905802	NA
Class 2	299905679	949756605

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
EVG VA International Equity	2	1.92%	15.47%	-8.20%	1.92%	1.76%	3.90%
WFA VT International Core	NA	2.03%	12.66%	-10.44%	-0.99%		-2.38%

*Returns for periods of less than one year are not annualized.

Figures quoted represent past performance, which is no guarantee of future results. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778 for Wells Fargo Advantage Funds, and 1-800-321-9332 for Evergreen Funds. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

Historical performance shown for Evergreen VA International Equity Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for ***Wells Fargo Advantage Funds****. Read the prospectus carefully before investing.*

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121020*

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Wells Fargo Advantage Funds®

VT Intrinsic Value Fund – New Shell

WELLS FARGO ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): Gleicher, Lisenbee, Graham, Peck
Assets: $69M all share classes (as of 12-31-09)
Benchmark: Russell 1000® Value
Inception Date: May 1996
Accounting/Performance Survivor: WFA VT Equity Income

Fund Share Classes:
Class 2

Fund Overview

- MetWest specializes in value investing and also subadvises the EVG Intrinsic Value Fund.
- The team believes that portfolios concentrated in high-conviction ideas offer the opportunity to produce superior long-term returns with lower-than-market risk. This may be achieved by researching high-quality businesses, identifying companies trading below fair value, and investing in companies with clear catalysts to help realize full value within a three- to five-year investment horizon.

Current Wells Fargo Advantage Fund(s)	**Current Evergreen Fund(s)**	*Surviving Strategy*	**Proposed Wells Fargo Advantage Fund** *Subadvisor-Portfolio Manager(s)*
• VT C&B Large Cap Value • VT Equity Income	• NA	WF	**VT Intrinsic Value** *MetWest Capital Management - Gleicher, Lisenbee, Graham, Peck*

WF Surviving strategy is from *Wells Fargo Advantage Funds*

Fund Information/Considerations	WFA VT Equity Income Fund (Surviving Strategy)	WFA VT C&B Large Cap Value Fund
Portfolio Manager(s)	Dunn, Thornburg	O'Neil, Eck, Meyer, Lyons, Trivedi, O'Connor, Heitman
Assets for All Share Classes (as of 12-31-09)	$54M	$15M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT class shares*	★★★ 245 funds in the U.S. Insurance Fund Large Value category	★★★ 437 funds in the U.S. Insurance Fund Large Blend category
Inception Date	May 1996	May 1998
Fund Benchmark	Russell 1000 Value	Russell 1000 Value
Lipper Category	Equity Income	Multi-Cap Value
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 2	949756506	949756308

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
WFA VT Equity Income	N/A	3.92%	16.86%	-8.61%	-0.95%	0.44%	4.66%
WFA VT C&B Large Cap Value	N/A	3.77%	28.90%	-6.10%	0.83%	0.90%	0.23%

*Returns for periods of less than one year are not annualized.

***Figures quoted represent past performance, which is no guarantee of future results.** Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Fund's returns would have been lower. These reductions may be discontinued.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

*Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by **Wells Fargo Funds Distributor, LLC,** Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121005*

Wells Fargo Advantage Funds®

VT Omega Growth Fund – New Shell

WELLS FARGO | ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): Hamzaogullari
Assets: $162M all share classes (as of 12-31-09)
Benchmark: Russell 3000® Growth
Inception Date: March 1997
Accounting/Performance Survivor: EVG VA Omega Fund

Fund Share Classes:
Class 1, Class 2

Fund Overview

- Through fundamental, bottom-up analysis, the portfolio manager and team form distinct, company-specific insights that formulate their estimate of a business's true intrinsic value.
- The team believes that successful growth investing is the result of identifying high-quality companies capable of sustaining above-average, long-term cash flow growth and purchasing them at discounted prices to their intrinsic values.
- The team believes that regardless of the short-term impact of business cycles, these firms can continue to grow for years at rates significantly greater than others in their sector, industry, or overall market.
- The result is a concentrated, generally low-turnover portfolio of the team's highest-conviction stocks; typically between 35 to 60 positions.
- The new fund will be benchmarked to the Russell 3000® Growth, instead of the Russell 1000® Growth that was used for both the EVG VA Omega fund and WFA VT Large Company Growth fund.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT Large Company Growth	• VA Omega	EF	**VT Omega Growth** *Wells Capital Management - Hamzaogullari*

EF Surviving strategy is from *Evergreen Funds*

Fund Information/Considerations	EVG VA Omega Fund (Surviving Strategy)	WFA VT Large Company Growth Fund
Portfolio Manager(s)	Hamzaogullari	Dale, Nussbaum
Assets for All Share Classes (as of 12-31-09)	$93M	$70M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or Class 2 shares*	★★★★★ 405 funds in the U.S. Insurance Fund Large Growth category	★★★ 405 funds in the U.S. Insurance Fund Large Growth category
Inception Date	March 1997	September 1999
Fund Benchmark	Russell 1000 Growth	Russell 1000 Growth
Lipper Category	Multi-Cap Growth	Large-Cap Growth
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Other Considerations	All Cap Strategy	Large Cap Strategy
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	299905604	NA
Class 2	299905653	949756704

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
EVG VA Omega	2	9.97%	43.58%	5.21%	4.98%	0.57%	6.02%
WFA VT Large Company Growth	NA	7.30%	43.38%	-2.00%	0.36%	-2.81%	-0.97%

*Returns for periods of less than one year are not annualized.

Figures quoted represent past performance, which is no guarantee of future results. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778 for Wells Fargo Advantage Funds, and 1-800-321-9332 for Evergreen Funds. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for **Wells Fargo Advantage Funds**. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121011*

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Wells Fargo Advantage Funds®

VT Small Cap Growth Fund

WELLS FARGO ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): Philpott, Roberts
Assets: $234M all share classes (as of 12-31-09)
Benchmark: Russell 2000® Growth
Inception Date: May 1995
Accounting/Performance Survivor: WFA VT Small Cap Growth Fund

Fund Share Classes:
Class 1, Class 2

Fund Overview

- Research process conducted and overseen by a team of two portfolio managers who are supported by four additional analysts.
- Fundamental, bottom-up, industry network research process that is designed to seek out growth opportunities before the rest of the market does.
- The two-tiered portfolio construction process concentrates the portfolio in the team's highest-conviction stocks, while also allowing for broader diversification, which helps to manage risk for the strategy.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT Small Cap Growth	• VA Growth	WF	**VT Small Cap Growth** *Wells Capital Management - Philpott, Roberts*

WF Surviving strategy is from *Wells Fargo Advantage Funds*

Fund Information/Considerations	Surviving Strategy WFA VT Small Cap Growth Fund	EVG VA Growth Fund
Portfolio Manager(s)	Philpott, Roberts	Drummond, Freeman, Rick, Harrison, Carder
Assets for All Share Classes (as of 12-31-09)	$185M	$49M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or Class 2 shares*	★★★ 121 funds in the U.S. Insurance Fund Small Growth category	★★★ 121 funds in the U.S. Insurance Fund Small Growth category
Inception Date	March 1998	May 1995
Fund Benchmark	Russell 2000® Growth	Russell 2000® Growth
Lipper Category	Small-Cap Growth	Small-Cap Growth
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	NA	299905810
Class 2	949756886	299905711

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
WFA VT Small Cap Growth	NA	5.31%	52.64%	0.58%	5.82%	-2.49%	4.28%
EVG VA Growth	2	3.20%	39.45%	-3.18%	1.30%	2.63%	3.14%

*Returns for periods of less than one year are not annualized.

Figures quoted represent past performance, which is no guarantee of future results. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778 for Wells Fargo Advantage Funds, and 1-800-321-9332 for Evergreen Funds. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

Historical performance shown for Class 2 shares of the Evergreen VA Growth Fund, prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for **Wells Fargo Advantage Funds**. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121017*

Wells Fargo Advantage Funds®

VT Small Cap Value Fund

WELLS FARGO | ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): Rinaldi
Assets: $82M all share classes (as of 12-31-09)
Benchmark: Russell 2000® Value
Inception Date: October 1997
Accounting/Performance Survivor: WFA VT Small/Mid Cap Value Fund

Fund Share Classes:
Class 1, Class 2

Fund Overview

- The investment team uses three independent screens. The number of stocks that shows up on each screen varies greatly, depending on valuations and the current market cycle. The following screens are run independently with no composite weighting scheme:
- Intrinsic Value: Companies whose stocks are believed to be selling at or below break-up value. This tends to generate the most ideas near the end of recessions or market bottoms.
- Relative Value: Companies whose stocks are selling at low valuations relative to sales, cash flow, or earnings growth. This screen commonly identifies undervalued stocks during later stages of an economic expansion or when the economy is slowing. The relative value screen typically highlights companies that may be able to outperform through a potential downturn.
- Contrarian Value: Companies whose stocks have lagged the market or fallen dramatically over a short time frame. This screen typically works best at inflection points in the market or during the fourth quarter of each calendar year when stocks may be sold for non-fundamental reasons, such as tax harvesting or asset allocation.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT Small/Mid Cap Value	• VA Special Values	WF	**VT Small Cap Value Fund** *Wells Capital Management - Rinaldi*

WF Surviving strategy is from *Wells Fargo Advantage Funds*

Fund Information/Considerations	WFA VT Small/Mid Cap Value Fund (Surviving Strategy)	EVG VA Special Values Fund
Portfolio Manager(s)	Rinaldi	Tringas
Assets for All Share Classes (as of 12-31-09)	$12M	$70M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or Class 2 shares*	★★★ 134 funds in the U.S. Insurance Fund Small Blend category	★★★ 57 funds in the U.S. Insurance Fund Small Value category
Inception Date	October 1997	May 1998
Fund Benchmark	Russell 2500 Value	Russell 2000 Value
Lipper Category	Small-Cap Core	Small-Cap Value
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	Yes
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	NA	299905703
Class 2	949756209	299905646

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
WFA VT Small/Mid Cap Value	NA	8.45%	60.18%	-3.98%	3.53%	5.18%	4.09%
EVG VA Special Values	2	4.02%	29.06%	-6.55%	1.79%	7.76%	7.39%

*Returns for periods of less than one year are not annualized.

Figures quoted represent past performance, which is no guarantee of future results. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778 for Wells Fargo Advantage Funds, and 1-800-321-9332 for Evergreen Funds. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

The VT Small/Mid Cap Value Fund incepted on October 10, 1997. Performance shown prior to May 1, 2006, the VT Small/Mid Cap Value Fund was named the Wells Fargo Advantage Multi Cap Value Fund.

Historical performance shown for Class 2 of the Evergreen VA Special Values Fund, prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for **Wells Fargo Advantage Funds**. Read the prospectus carefully before investing.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121016*

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Wells Fargo Advantage Funds®

VT Total Return Bond Fund

WELLS FARGO | ADVANTAGE FUNDS

Fund Details

Portfolio Manager(s): O'Connor, Ludgood
Assets: $125M all share classes (as of 12-31-09)
Benchmark: Barclays Capital U.S. Aggregate Bond Index
Inception Date: September 1999
Accounting/Performance Survivor: WFA VT Total Return Bond Fund

Fund Share Classes:
Class 2

Fund Overview

- The Montgomery team uses a unique core bond strategy focused on finding relative-value opportunities and dislocations in the bond market in a bottom-up, bond-by-bond fashion.
- This strategy is deployed by trading in high quality and highly liquid securities. Following a true core bond strategy, the managers seek to keep duration and yield curve bets to a minimum, using instead their expertise in bond-by-bond selection in an effort to generate alpha. The team seeks to repeatedly add modest amounts of alpha value while keeping portfolio risk and tracking error low.

Current Wells Fargo Advantage Fund(s)	Current Evergreen Fund(s)	*Surviving Strategy*	Proposed Wells Fargo Advantage Fund *Subadvisor—Portfolio Manager(s)*
• VT Total Return Bond	• VA Core Bond	WF	**VT Total Return Bond** *Wells Capital Management - O'Connor, Ludgood*

WF Surviving strategy is from *Wells Fargo Advantage Funds*

	Surviving Strategy	
Fund Information/Considerations	**WFA VT Total Return Bond Fund**	**EVG VA Core Bond Fund**
Portfolio Manager(s)	O'Connor, Ludgood	O'Connor, Ludgood
Assets for All Share Classes (as of 12-31-09)	$95M	$30M
Overall Morningstar Rating™ (as of 12-31-09) *Based on risk-adjusted return of the VT and/or Class 2 shares*	★★★★ 196 funds in the U.S. Insurance Fund Intermediate-Term Bond category	★ 196 funds in the U.S. Insurance Fund Intermediate-Term Bond category
Inception Date	September 1999	July 2002
Fund Benchmark	Barclays Capital U.S. Aggregate Bond Index	Barclays Capital U.S. Aggregate Bond Index
Lipper Category	Intermediate Investment Grade	Intermediate Investment Grade
High Correlation of Returns (based on R^2) to Survivor Fund (>95%)	--	No
Relative Performance to Survivor Fund	See next page	See next page
Current Share Class	**CUSIP**	**CUSIP**
Class 1	NA	299905612
Class 2	949756209	299905596

For more detailed information, visit www.wellsfargo.com/advantagefunds > Integration News or www.evergreeninvestments.com > Integration News and click on our interactive fund mapping tool.

.

Average Annual Fund Performance (as of 12-31-09)

Funds	Class	3 Month Return*	1 Year Return	3 Year Return	5 Year Return	10 Year Return	Since Inception
WFA VT Total Return Bond	NA	0.57%	11.99%	6.79%	5.19%	6.40%	6.21%
EVG VA Core Bond	2	-0.45%	7.89%	-3.09%	-0.68%		1.10%

*Returns for periods of less than one year are not annualized.

Figures quoted represent past performance, which is no guarantee of future results. *Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available by calling 1-866-765-0778 for Wells Fargo Advantage Funds, and 1-800-321-9332 for Evergreen Funds. Performance figures of the Fund do not reflect fees charged pursuant to the terms of variable life insurance policies and variable annuity contracts.*

The adviser for Evergreen Funds may have voluntarily waived fees and/or reimbursed expenses for certain Funds. The adviser for Wells Fargo Advantage Funds has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Funds' returns would have been lower. These reductions may be discontinued at any time.

Historical performance shown for The Evergreen VA Core Bond Fund - Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns for Class 2 have not been adjusted to reflect the effect of the class' 12b-1 fee. The fund incurs a 12b-1 fee of 0.25% for Class 2. Class 1 does not pay a 12b-1 fee. If the fee had been reflected, returns for Class 2 would have been lower.

Please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Mutual fund investing involves risks, including the possible loss of principal. Consult a Fund's prospectus for additional information on risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.EvergreenInvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for ***Wells Fargo Advantage Funds****. Read the prospectus carefully before investing.*

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Evergreen Investment Services, Inc. ***Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.***

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds®. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by ***Wells Fargo Funds Distributor, LLC,*** *Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 121031*

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE